Stevens & Lee

Lawyers & Consultants

111 North 6th Street
P.O. Box 679
Reading, PA 19603-0679
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:        (610) 478-2242

Email:     wrk@stevenslee.com

Direct Fax:         (610) 236-4176

August 25, 2015

Ms. Kathryn McHale

Senior Staff Attorney

Financial Services I

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Two River Bancorp Registration Statement on Form S-3 Filed on July 21, 2015 File No. 333-205780

Dear Ms. McHale:

On behalf of Two River Bancorp (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated August 11, 2015, related to the above-referenced Registration Statement (the “Registration Statement”). In response to the comments in the Staff’s letter, the Company has amended the Registration Statement and the Company is filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter. We are sending by Federal Express marked copies of Amendment No. 1 to you and Mr. Samples for your review and convenience.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. Page references in the Company’s responses are to Amendment No. 1.

Philadelphia     ●     Reading     ●     Valley Forge     ●     Lehigh Valley     ●     Harrisburg     ●     Lancaster     ●     Scranton

Wilkes-Barre       ●         Princeton      ●         Cherry Hill      ●        New York      ●       Wilmington

A PROFESSIONAL CORPORATION

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 25, 2015

General

1. We note that the aggregate market value of your voting and non-voting common equity held by non-affiliates during the 60 days prior to the filing of the registration statement does not appear to exceed $75 million, as required by General Instruction I.B.1. of Form S-3. In this regard, please advise us as to the basis upon which you are eligible to register securities on Form S-3 at this time. If you believe that Form S-3 is available in reliance on General Instruction I.B.6., please comply with Instruction 7 to the General Instructions.

Response: We have added the calculation of the aggregate market value of the Company’s outstanding common stock and the amount of all securities offered by the Company pursuant to General Instruction I.B.1. during the preceding 12 calendar month period to the outside front cover page of the prospectus as required by Instruction 7 to the General Instructions of Form S-3.

Description of Debt Securities, page 16

2. Please include a description of all material terms of your debt securities, as required by Item 202(b) of Regulation S-K. For example, please disclose what constitutes an event of default as required by Item 202(b)(6):

Response: We have revised the description of the debt securities that may be issued by the Company pursuant to the Registration Statement to include all material terms of the debt securities. The revised description begins on page 16 of the prospectus. Any additional terms will be described in the applicable prospectus supplement relating to the debt securities being issued.

Terms of Debt Securities to be Included in the Prospectus Supplement, page 18

3. We note your disclosure indicating that the debt securities to be registered may be sold as part of units. However it does not appear that units are being registered under this registration statement. Please reconcile this disclosure or amend the registration statement to register units.

Response: We have amended the Registration Statement to register units that may be offered and sold under the Registration Statement, including units comprised of debt securities and other securities registered under the Registration Statement. We have added a section titled “units” beginning on page 23 of the prospectus.

Stevens & Lee

Lawyers & Consultants

U.S. Securities and Exchange Commission

Division of Corporation Finance

August 25, 2015

Exhibits Index

4. We note that the exhibits index indicates that Exhibits 25.1 and 25.2, Form T-1s, are “[t]o be filed, if necessary, by an amendment to [the] registration statement or as an exhibit to a Current Report on Form 8-K and incorporated by reference herein.” Please note that the Form T-1s should be filed under the electronic type “305B2.” For additional guidance, refer to section 206.01 of our Trust Indenture Act Compliance and Disclosure Interpretations. Please revise accordingly.

Response: We have revised the Exhibits Index on page II-3 of the Registration Statement to include the disclosure that the Staff has requested.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2242 or my colleague Edward C. Hogan at (609) 243-6434.

Sincerely,

STEVENS & LEE

/s/ Wesley R. Kelso
Wesley R. Kelso

WRK:

cc:	Mr. Joshua Samples (w/enc.)
Mr. William D. Moss
Mr. A. Richard Abrahamian
Edward C. Hogan, Esq.